EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.

June 09, 2026 08:30 ET

Ruanyun Edai Technology Completes Smart Reading- Related Contract Valued at Approximately US$1.20 Million

K-12 smart reading resources and educational content services support the Company’s broader AI-enabled education technology ecosystem

KUALA LUMPUR, Malaysia, June 09, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (the “Company” or “Ruanyun Edai Technology”), an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next- generation learning systems and technology-enabled educational support services, today announced the fulfillment of a Smart Reading-related contract dated June 5, 2026, with a net contracted settlement amount of approximately US$1.20 million (RMB 8.17 million).

The contract covers the provision of smart reading resources and related educational content services for K-12 school applications. The applicable goods and materials were accepted and contractually confirmed on June 8, 2026. The above amount represents the total net contracted settlement amount. Revenue associated with the contract will be recognized in accordance with applicable accounting standards and has not yet been reflected in the Company’s financial results.

Ruanyun Edai Technology believes the contract demonstrates the commercial relevance of its education content and school-facing service capabilities. The Company’s Smart Reading-related offerings are designed to support schools with structured reading materials, content resources and related educational services, while also strengthening the content base that can be used across digital learning, assessment and AI-enabled academic support applications.

“This contract highlights the continuing demand for practical education solutions that can be deployed directly in school environments,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology. “Smart reading resources are an important part of the learning content layer that supports teachers, students and institutional education customers. We believe this type of content- driven activity can complement our broader technology-enabled education strategy as we continue developing the planned Formind Group platform.”

The Company continues to develop its planned Formind Group strategy, under which its education content, assessment, campus services and AI-enabled learning capabilities are expected to support a broader technology-enabled education platform.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled educational support services. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable corporate and regulatory processes, the Company plans to transition to the Formind Group name as part of its broader global strategy.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company

Email: ir@fsr.group

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s Smart Reading-related business, the contract described in this press release, revenue recognition associated with the contract, the Company’s education content and services capabilities, the Company’s planned Formind Group transition, operating model, international expansion, technology capabilities and future growth strategy.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks and uncertainties include, without limitation, the Company’s ability to collect amounts due under commercial contracts, recognize revenue in accordance with applicable accounting standards, avoid customer disputes, returns, offsets or other post-acceptance adjustments, maintain customer relationships, deliver products and services on acceptable terms, integrate its education content and technology solutions, expand into new markets, execute its planned Formind Group strategy, obtain shareholder and regulatory approvals where required, and respond to competitive, regulatory, economic and operational developments. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, except as required by law.